Simmons Energy Services Inc.

July 23, 2001

PASW, Inc.                                                                                                                                                                Via e-mail and fax: (805) 492-6623

2007 Simsby Court, Suite 108

Thousand Oaks, California

Attention: Bill Sliney

President

Dear Bill:

                            RE: COMBINATION AGREEMENT DATED MARCH 28, 2001

(THE "COMBINATION AGREEMENT") AMONG

                            PASW, INC. ("PASW"), GLENN P. RUSSELL AND

SIMMONS ENERGY SERVICES INC. ("SES")

This is to confirm our telephone conversation on Wednesday, July 18, 2001. Despite our respective reasonable best efforts, it has become clear that a number of the conditions precedent to SES’ obligation to complete the merger contemplated under the Combination Agreement will not be fulfilled within the time originally contemplated by the parties. Without limiting the foregoing, the current and anticipated near term material weakness of the capital markets precludes raising equity to fulfill the Private Placement condition. In addition, the NASDAQ deficiencies at least one of which has an August 22, 2001 deadline for remedy leads SES to the conclusion that PASW will not be able to maintain its listing status on terms satisfactory to SES, if at all.

Accordingly, SES wishes to advise PASW that due to the foregoing SES will not be proceeding with the Amalgamation or other transactions under the Combination Agreement. As the conditions precedent to SES’ obligations will not be met within the time period originally contemplated, SES hereby notifies PASW that the Combination Agreement is terminated for failure to meet these conditions.

We believe this outcome is best communicated in a joint press release and enclose a draft for your consideration. If PASW does not issue a press release acceptable to SES by July 25, SES will be issuing its own release.

As mentioned in our telephone call, SES continues to plan to become a public company when market conditions are more favourable. While SES cannot at this time provide any commitment to PASW, in the event that PASW continued to be interested in a merger with SES and had been restructured along the lines of our discussions, SES would be prepared to revisit how the companies could advance their mutual interests and objectives. We obviously regret that our mutual plans could not be completed as we had hoped.

We hope you and PASW are successful in your plans to revitalize that company. We look forward to hearing from you as regards the press release.

Yours truly,

SIMMONS ENERGY SERVICES INC.

Peter Farkas

Executive Vice President

PF/mm